Shareholder Accounts		Corporate Offices
c/o Ultimus Fund Solutions, LLC		3707 W. Maple Road
P.O. Box 46707		Bloomfield Hills, MI 48301
Cincinnati, OH 45246		(248) 644-8500
1-888-726-0753	SCHWARTZ INVESTMENT TRUST	Fax (248) 644-4250

FILED VIA EDGAR
September 7, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Schwartz Investment Trust
File No. 811-07148

Ladies and Gentlemen:

Schwartz Investment Trust (the "Trust"), in accordance with Rule 17g-1 under the Investment Company Act of 1940 (the "1940 Act"), hereby provides the following in connection with the Trust's fidelity bond:

1. A copy of the current fidelity bond (the "Bond") (attached as EX99-1).

2. A copy of the resolutions approving the Bond, which were adopted by the Board of Trustees of the Trust, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust (attached as EX99-2).

Premiums have been paid through the policy period ending on September 3, 2012.

Please contact the undersigned at 513/587-3406 if you have any questions concerning this filing.

Very truly yours,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary